UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Of the Securities Exchange Act of 1934

For the month of March

Commission File Number: 001-38164

CALEDONIA MINING CORPORATION PLC

(Translation of registrant's name into English)

B006 Millais House

Castle Quay

St Helier

Jersey JE2 3EF

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F      x       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

INCORPORATION BY REFERENCE

Exhibits 99.1 and 99.2 included with this report on Form 6-K are expressly incorporated by reference into this report and are hereby incorporated by reference as exhibits to the Registration Statement on Form F-3 of Caledonia Mining Corporation Plc (File No. 333-224784), as amended or supplemented.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CALEDONIA MINING CORPORATION PLC
(Registrant)

	By:	/s/ Steve Curtis
Dated: March 31, 2020	Name:	Steve Curtis
	Title:	CEO and Director

Exhibit	Description

99.1	Certification of annual filings – CEO
99.2	Certification of annual filings – CFO